UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Announces New Medium-term Business Plan

Tokyo, April 1, 2024 — MUFG today announced that it has established a new Medium-term Business Plan (“MTBP”) for the three-year period beginning in FY2024.

Since the three years of the COVID-19 pandemic, the business environment has changed at an unforeseen pace. AI and other digital technologies have rapidly developed and penetrated our daily lives, the social and economic structure is shifting towards clean energy, and work style and values have become more diverse. Meanwhile, divisions are becoming apparent through heightened geopolitical risk and a reversal of globalization.

In this era when social and economic structures are dramatically changing at a global scale, we believe that MUFG’s ability to facilitate connections, leveraging its extensive network and diverse solutions, can be maximized. By seizing this opportunity to achieve further growth and realizing our Purpose of being “committed to empowering a brighter future”, we will strive to meet expectations of our stakeholders.

1.	Fundamental direction

Taking the opportunity offered by this major environmental change surrounding MUFG’s business, the next MTBP period is positioned as “three years to pursue and produce growth”. In addition to expanding and refining our growth strategies, we will further strengthen efforts to drive social and environmental progress as a pillar of the MTBP. We will also accelerate transformation and innovation to achieve sustainable growth. As a financial target, we aim to increase our ROE to approximately 9% in FY2026.

2.	Three Pillars of the MTBP

(1)	Expand & Refine Growth Strategies

Through considering MUFG’s strategies in the four quadrants of the chart below, we have formulated seven strategies to achieve growth during the new MTBP period. While seeking growth by further strengthening our existing business model, by for example increasing the profitability of our balance sheet with consideration for changes in the interest rate environment, we will also seek to drive growth by expanding our business through providing new products and services, and by expanding customer touchpoints through new channels.

(2)	Drive Social & Environmental Progress

MUFG has previously established priority issues in our sustainability management to realize a sustainable environment and society. We have revised such priority issues with consideration for environmental changes, expectations from society, and importance to our business, and will strengthen our efforts in driving social and environmental progress, integrating such efforts in our business strategies.

For more information on our sustainability initiatives, please refer to today’s press release “Publication of the MUFG Climate Report 2024 and the MUFG TNFD Report, and Other Sustainability-related Initiatives”.

(3)	Accelerate Transformation & Innovation

So as to continuously be trusted and chosen by our customers, we will accelerate transformation and innovation. We will transform our culture to become more agile, and strengthen our human capital, system development capacity, and AI and data infrastructure. We will also further improve our risk management and compliance.

Revision of the MUFG Way

In 2021, MUFG introduced the MUFG Way, which is comprised of our Purpose (our reason for being), our Values (values to be shared throughout the organization), and our Vision (our medium- to long-term goals). Our Purpose of being “committed to empowering a brighter future,” expresses our determination to help all our stakeholders take the next step forward, and we are working to achieve this Purpose through creating and executing strategies with the issues our stakeholders face as our starting point.

To accelerate transformation and innovation as a pillar of the MTBP, we have made a revision to the Values that comprise the MUFG Way, adding the element of Agility, through which we will aim to provide innovative products and services to our customers while encouraging each of our employees to act in an autonomous manner.

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About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 120,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our clients, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.